Exhibit 99.1

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Inc.
Suite 1204 - 700 West Pender Street,
Vancouver, BC, Canada, V6C 1G8

Item 2 Date of Material Change

July 20, 2007

Item 3 News Release

The news release dated July 20, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO

Item 9 Date of Report

July 20, 2007

PRESS RELEASE
TSX-V: KGN

July 20, 2007

KEEGAN PROVIDES ASUMURA PROJECT UPDATE: DISCOVERS NEW GOLD-IN-
SOIL TREND AT ASUMURA

Keegan is pleased to announce that it has discovered a new gold-in-soil trend at the Asumura gold project in southwest Ghana, which coincides with a large regional north east trending fault indicated by a large aeromagnetic break in the northeastern portion of the deposit. The anomaly is over 5.5 km long and varies from 300 - 500 meters wide and is defined very consistently by 20 - 376 ppb Au values obtained in the low lying, deeply lateritic soils. The widest and thickest portion of the soil anomaly occurs where there is a significant flexure in the fault and the anomaly trends across the entire strike length of the fault on Keegan's property and likely extends to the northwest onto ground recently acquired by Goldfields Limited. Keegan plans to complete preliminary testing in preparation for a drill program which will test all three structures.

Dan McCoy, President and CEO of Keegan states: "We are pleased to find a new, very strong and consistent geochemical trend on the Asumura property and have it coincide with one of the three regional scale northeast structural breaks on the property, which as indicated by Newmont's Ahafo deposit, are prospective for very large gold deposits on this side of the Sefwi-Bibiani greenstone belt."

All soils are assayed using BLEG analysis on a one kg sample by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana and QA/QC was ensured by good repeatability from external standards. The IP anomalies discussed result from contouring of 2D inversion profiles at 100 meters depth. Vincent Dzakpasu, a qualified member of the Institute of Mining and Metallurgy in the United Kingdom is Keegan's QP on the property.

In other company news, Keegan has ended its option agreements on the Regent and Black Velvet properties located in Nevada, in order to focus on its full technical and financial capabilities on developing its Ghanaian gold properties.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns title and the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, PhD
President & CEO

For more information please visit the company website at
http://www.keeganresources.com or contact investor relations at
604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.